Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269911

PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated May 1, 2023)

FREIGHTOS LIMITED

UP TO 14,850,000 ORDINARY SHARES
UP TO 42,442,231 ORDINARY SHARES BY THE SELLING SECURITYHOLDERS
UP TO 8,550,549 WARRANTS BY THE SELLING SECURITYHOLDERS

This prospectus supplement updates, amends, and supplements the prospectus dated May 1, 2023 (as amended and supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form F-1, as amended (Registration No. 333-269911). Capitalized terms used in this Prospectus Supplement No. 5 and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission on August 21, 2023 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

The Freightos Ordinary Shares and Freightos Warrants are listed on The Nasdaq Stock Market LLC under the symbols “CRGO” and “CRGOW,” respectively. On August 18, 2023, the last reported sales price of the Freightos Ordinary Shares was $2.62 per share, and on August 16, 2023, the last reported sales price of the Freightos Warrants was $0.1598 per warrant.

We are both an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary — Emerging Growth Company” and “Prospectus Summary — Foreign Private Issuer” in the Prospectus for additional information.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 12 of the prospectus, and under similar headings in any amendment or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 21, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FREIGHTOS LIMITED

FORM 6-K

Freightos Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Press Release

Exhibit 99.1	Press release, dated August 21, 2023, entitled “Freightos Reports Second Quarter Results with Record Transactions and Improved Profitability”.

Incorporation by Reference

The unaudited consolidated balance sheets, unaudited consolidated statements of operations, unaudited consolidated statements of cash flows, reconciliation of IFRS gross profit to non-IFRS gross profit, reconciliation of IFRS operating loss to adjusted EBITDA, and reconciliation of IFRS loss to non-IFRS loss and loss per share contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: August 21, 2023
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel

Exhibit 99.1

Freightos Reports Second Quarter Results with
Record Transactions and Improved Profitability

●       Freightos Platform continues 14 quarter streak of record Transactions.

●        Company remains on track to reach profitability with existing cash.

August 21, 2023 – Jerusalem /PRNewswire/ - Freightos Limited (Nasdaq: CRGO), a leading vendor-neutral digital booking and payment platform for the international freight industry, today reported financial results for the quarter ending June 30, 2023.

“The Freightos Platform facilitated record Transaction numbers, and earned slightly increased Platform Revenue during the second quarter of 2023, with our growth successfully overcoming depressed international freight rates and reduced industry volumes,” said Zvi Schreiber, founder and CEO of Freightos. “Growth and innovation on the carrier supply side, as well as a 10% year over year growth in Unique Buyer Users, has fueled an increase in our market share that emphasizes the continued adoption of digital bookings.”

“Looking ahead, we are encouraged to observe that global freight rates in Q3 appear to be recovering slightly as we approach peak season, including a 35% gain on the bellwether FBX01 (China - US West Coast) index since the beginning of the year,” Schreiber continued. “Furthermore, In July we announced and implemented an operational efficiency plan which we believe will further improve our profitability from Q3 onwards and enable us to reach profitability with existing funds.”

“We are pleased to reaffirm our 2023 guidance that we provided together with the efficiency plan announcement,” said Ran Shalev, CFO of Freightos. “Despite difficult industry conditions, the Company remains on track to improve Adjusted EBITDA in Q3 and after. The results of the operational efficiency plan implemented in early Q3 are anticipated to be reflected in the Company’s financials as early as this quarter and are not expected to compromise underlying growth. The combination of sustained Solutions sales, particularly the growing data business unit, improved take rates, and careful monitoring of spend, have kept gross margins high and stable.”

“The digitalization of global freight is progressing and outperforming the broader market,” continued Zvi Schreiber. “Our marketplace growth flywheel, across carriers, forwarders, and importers/exporters continues its momentum, and we expect benefits from new, unique combinations such as our recently piloted interline bookings between airlines, as well as by carefully managing expenses to reach profitability on the existing cash raised.”

FY Q2 2023 financial highlights

●	Revenue of $5.1 million for Q2 2023, a decrease of 1.3% compared to Q2 2022, or 2.6% on a constant currency basis
●	IFRS Gross Margin of 57.3% compared to 59.6% in Q2 2022. Non-IFRS Gross Margin of 65.0%, the same as in Q2 2022.
●	IFRS operating loss of $5.9 million, the same as in Q2 2022.
●	IFRS basic and diluted loss per share of $0.12 compared to IFRS basic and diluted loss per share of $1.03 in Q2 2022. Non-IFRS basic and diluted loss per share of $0.10, compared to non-IFRS basic and diluted loss per share of $0.77 in Q2 2022.
●	Adjusted EBITDA in Q2 2023 of negative $5.3 million, compared to negative $3.6 million in Q2 2022

Recent business highlights

●	Transaction and Revenue Growth: Freightos achieved a record 239 thousand Transactions in Q2 2023, up 59% year over year, and GBV (Gross Booking Value) of $154.8 million. Platform Transactions have continued to grow for 14 consecutive quarters. Ongoing improvement in the take rate on the fastest growing segment of air cargo eBookings saw Platform Revenue increase despite the industry rates being dramatically lower. Total Platform revenue this quarter was $1.8 million, and Solutions revenue was $3.3 million.
●	Unique Buyer Users: The number of unique buyer users digitally booking freight services across the Freightos Platform grew over 10% compared to Q2 2022, reaching 16 thousand.
●	Carrier Growth: Carriers selling on the Platform, primarily on WebCargo, remained at 37 in Q2 2023, up 19% year over year, with several new carriers already joining in Q3 2023. Exciting developments have taken place on the carrier side in Q2, including successful POCs of our interline solution, more Global Sales Agents (GSAs) offering capacity, and a strong expansion of capacity to and from Asia, including Eastern Air Logistics and Wideroe. Combined with our recently launched Airline Dashboard and upcoming industry pricing tools, carriers remain a central component of Freightos’ growth.
●	Freightos Terminal: Since launching in April 2023, Freightos Terminal, a real-time global freight market intelligence solution, continues to expand its user base, including a number of licenses from Fortune 1000 companies. More recently, port performance and congestion data was added to the Freightos Terminal, as well as crowd-sourced key event collection capabilities across its 50,000+ user base.
●	WebCargo Solutions and Platform Advances: Freightos Solutions for forwarders, sold under the WebCargo brand, continued to improve with a range of new features in Q2, including bookings of allotment space, four new integrations to popular shipment management solutions, improved natural language search, and more.

Financial outlook

Management Expectations as of Aug. 2023
	Q3 2023	FY 2023
# Transactions	243,500 - 259,500	973,000 - 1,042,000
Year over Year Growth	27% - 35%	46% - 57%
GBV ($m)	$ 146.5 - $ 156.5	$ 626.2 - $ 666.6
Year over Year Growth	(8)% - (2)%	3% - 9%
Revenue ($m)	$ 5.0 - $ 5.3	$ 20.0 - $ 21.2
Year over Year Growth	5% - 13%	5% - 11%
Adjusted EBITDA ($m)	$ (5.1) - $ (4.5)	$ (21.5) - $ (19.8)

This outlook assumes current currency exchange rates, freight price levels and freight volumes. GBV expectations were updated on July 11, 2023 to reflect current freight price levels at that time, while other expectations are unchanged from last quarter.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including Freightos’ ability to effectively execute the previously announced operational efficiency and cost reduction plan without undue disruption to its business; competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos may be adversely affected by other economic, business and/or competitive factors; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Freightos’ annual report on Form 20-F filed with the SEC on March 30, 2023, under the heading “Risk Factors,” and any other risk factors Freightos includes in any subsequent reports on Form 6-K furnished to the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Freightos does not presently know or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. Not all of the financial information in this press release has been audited.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles (“IFRS”) including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort. These measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments. Certain other amounts that appear in this press release may not sum due to rounding.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles (“IFRS”) including, but not limited to, Adjusted EBITDA. These measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, this press release also discloses revenue on a constant currency basis, which is not presented in accordance with IFRS. Freightos believes that revenue on a constant currency basis, Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments. Certain other amounts that appear in this press release may not sum due to rounding.

Definitions

●	Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.
●	Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	Constant Currency: Comparative information calculated by translating Freightos’ current period financial results using the prior period’s monthly exchange rates (or other applicable rates, as indicated).
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.
●	Adjusted EBITDA: Adjusted EBITDA represents net loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, redomicile costs, share listing expense, change in fair value of warrants, transaction-related costs, non-recurring expenses associated with the business combination with Gesher I Acquisition Corp and reorganization expenses.
●	Platform Revenue: Platform revenue reflects fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.
●	Solutions Revenue: Solutions revenue is primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders often negotiating flat all- inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

Earnings Webcast

Freightos will hold a public webcast at 8:30 a.m. EDT on August 21, 2023 to discuss the results for its Q2 2023 and financial outlook. The live call may be accessed via Zoom or a dial in number. An archived webcast can be accessed from Freightos’ Investor Relations website following the call. To register for this conference call, please use this link. Registrants will receive confirmation with dial-in details.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Eytan Buchman

ir@freightos.com

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, Freightos is a Nasdaq-listed company trading under Nasdaq:CRGO. More information is available at freightos.com/investors.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	$9,294	$6,492
User funds	3,525	3,328
Trade receivables, net	2,177	1,936
Short term bank deposit	20,484	-
Short-term investments	31,119	-
Other receivables and prepaid expenses	2,289	1,215
	68,888	12,971

Non-current Assets
Property and equipment, net	704	767
Right-of-use assets, net	1,219	1,384
Intangible assets, net	8,569	9,465
Goodwill	15,628	15,628
Deferred taxes	626	573
Other long-term assets	1,571	1,018
	28,317	28,835

Total assets	$97,205	$41,806

Liabilities and Equity
Current liabilities:
Short-term bank loan and credit	$-	$2,505
Trade payables	3,532	3,234
User accounts	3,525	3,328
Current maturity of lease liabilities	668	613
Accrued expenses and other payables	6,268	7,400
	13,993	17,080

Long Term Liabilities:
Lease liabilities	202	395
Employee benefit liabilities, net	1,271	1,294
Warrants liability	3,522	-
Other long-term liabilities	433	1,377
	5,428	3,066

Equity:
Share capital	*)	*)
Share premium	251,351	140,229
Reserve from remeasurement of defined benefit plans	137	137
Accumulated deficit	(173,704)	(118,706)
Total equity	77,784	21,660

Total liabilities and equity	$97,205	$41,806

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

	(unaudited)		(unaudited)
Revenue	$5,093	$5,159	$9,916	$9,548
Cost of revenue	2,175	2,085	4,188	3,768
Gross profit	2,918	3,074	5,728	5,780
Operating expenses:
Research and development	3,017	2,645	6,014	5,119
Selling and marketing	3,461	2,670	7,081	4,901
General and administrative	2,346	2,814	6,079	4,997
Transaction-related costs	-	812	3,703	812
Share listing expense (1)	-	-	46,717	-
Total operating expenses	8,824	8,941	69,594	15,829
Operating loss	(5,906)	(5,867)	(63,866)	(10,049)
Change in fair value of warrants	(553)	-	7,404	-
Finance income	838	110	1,690	171
Finance expenses	(90)	(172)	(223)	(306)
Financing income (expenses), net	748	(62)	1,467	(135)
Loss before taxes on income	(5,711)	(5,929)	(54,995)	(10,184)
Income taxes	-	51	3	38
Loss	$(5,711)	$(5,980)	$(54,998)	$(10,222)
Other comprehensive loss (net of tax effect):
Remeasurement loss from defined benefit plans	-	225	-	225
Total components that will not be reclassified subsequently to profit or loss	-	225	-	225
Total comprehensive loss	$(5,711)	$(5,755)	$(54,998)	$(9,997)
Basic and diluted loss per Ordinary share	$(0.12)	$(1.03)	$(1.33)	$(1.90)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	47,481,609	7,994,502	41,802,993	7,703,799

(1)	Represents non-recurring, non-cash share-based listing expense incurred in connection with the business combination with Gesher I Acquisition Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

	(unaudited)		(unaudited)
Cash flows from operating activities:
Loss	$(5,711)	$(5,980)	$(54,998)	$(10,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	719	608	1,362	1,129
Share listing expense	-	-	46,717	-
Change in fair value of warrants	553	-	(7,404)	-
Changes in the fair value of contingent consideration	(645)	(256)	(903)	(129)
Share-based compensation	546	374	1,128	732
Finance expense (income), net	(745)	318	(1,206)	264
Income taxes	-	51	3	38
	428	1,095	39,697	2,034
Changes in asset and liability items:
Decrease (increase) in user funds	(215)	2,455	(189)	2,691
Increase (decrease) in user accounts	215	(2,455)	189	(2,691)
Decrease (increase) in other receivables and prepaid expenses	(1,155)	178	(1,085)	(164)
Decrease (increase) in trade receivables	213	(398)	(239)	(328)
Increase (decrease) in trade payables	(617)	381	309	773
Increase (decrease) in accrued severance pay, net	(7)	100	(12)	85
Increase (decrease) in accrued expenses and other payables	342	1,239	(2,902)	1,024
	(1,224)	1,500	(3,929)	1,390
Cash received (paid) during the year for:
Interest received (paid), net	116	(185)	475	(161)
Taxes paid	(54)	(44)	(54)	(44)
	62	(229)	421	(205)
Net cash used in operating activities	(6,445)	(3,614)	(18,809)	(7,003)
Cash flows from investing activities:
Purchase of property and equipment	(22)	(90)	(68)	(169)
Proceeds from sale of property and equipment	-	-	1	-
Acquisition of a subsidiary, net of cash acquired (a)	-	-	-	(4,183)
Payment of payables for previous acquisition of a subsidiary	-	-	(136)	(156)
Investment in long-term assets	-	(299)	(347)	(481)
Withdrawal of deposit	106	-	-	-
Investment in short term investments, net	(30,920)	-	(30,920)	-
Investment in short-term bank deposit	-	-	(20,000)	-
Net cash used in investing activities	(30,836)	(389)	(51,470)	(4,989)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	-	-	76,044	-
Repayment of lease liabilities	(147)	(184)	(287)	(312)
Repayment of short-term bank loan and credit	-	-	(2,504)	-
Exercise of options	-	10	19	31
Net cash provided by (used in) financing activities	(147)	(174)	73,272	(281)
Exchange differences on balances of cash and cash equivalents	(56)	(291)	(191)	(371)
Increase (decrease) in cash and cash equivalents	(37,484)	(4,468)	2,802	(12,644)
Cash and cash equivalents at the beginning of the period	46,778	16,903	6,492	25,079
Cash and cash equivalents at the end of the period	$9,294	$12,435	$9,294	$12,435
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	-	-	-	$(992)
Other receivables	-	-	-	163
Property and equipment	-	-	-	12
Intangible assets	-	-	-	5,734
Goodwill	-	-	-	7,607
Shares issued	-	-	-	(6,573)
Contingent consideration	-	-	-	(1,768)
Acquisition of a subsidiary, net of cash acquired	$-	$-	$-	$4,183
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$161	$-	$161	$74
Issuance of shares for previous acquisition of a subsidiary	$-	$-	$113	$-

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT

(in thousands, except gross margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

	(unaudited)		(unaudited)
IFRS gross profit	$2,918	$3,074	$5,728	$5,780
Add:
Share-based compensation	77	31	159	65
Depreciation & Amortization	314	247	556	427
Non-IFRS gross profit	$3,309	$3,352	$6,443	$6,272
IFRS gross margin	57.3%	59.6%	57.8%	60.5%
Non-IFRS gross margin	65.0%	65.0%	65.0%	65.7%

RECONCILIATION OF IFRS OPERATING LOSS TO ADJUSTED EBITDA

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

	(unaudited)		(unaudited)
Operating loss	$(5,906)	$(5,867)	$(63,866)	$(10,049)
Add:
Share-based compensation	546	374	1,128	732
Depreciation & Amortization	719	608	1,362	1,129
Share listing expense	-	-	46,717	-
Non-recurring expenses	-	-	499	-
Redomicile costs	-	516	-	516
Transaction-related costs	-	812	3,703	812
Changes in the fair value of contingent consideration	(642)	-	(642)	-
Adjusted EBITDA	$(5,283)	$(3,557)	$(11,099)	$(6,860)
Adjusted EBITDA margins	-104%	-69%	-112%	-72%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

	(unaudited)		(unaudited)
IFRS loss attributable to ordinary shareholders	$(5,711)	$(5,980)	$(54,998)	$(10,222)
Add:
Share-based compensation	546	374	1,128	732
Depreciation & Amortization	719	608	1,362	1,129
Share listing expense	-	-	46,717	-
Non-recurring expenses	-	-	499	-
Redomicile costs	-	516	-	516
Transaction-related costs	-	812	3,703	812
Changes in the fair value of contingent consideration	(645)	(256)	(903)	(129)
Change in fair value of warrants	553	-	(7,404)	-
Non IFRS loss	$(4,538)	$(3,926)	$(9,896)	$(7,162)
Non IFRS Basic and diluted loss per Ordinary share	$(0.10)	$(0.77)	$(0.25)	$(1.51)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	47,481,609	7,994,502	41,802,993	7,703,799